SECURITIES AND EXCHANGE COMMISSION

06002306

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 35642

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASHINGTON, D.C. 192

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENT PLANNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Koshinski — 217-425-6340 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jay Smith, CPA
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson	Springfield	IL	62702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David P. Koshinski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

OFFICIAL SEAL
CATHY L. SCHAFER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 6-8-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2005

PART I

TOTAL ASSETS			$	1,056,633
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(563,557)
NET WORTH			$	493,076
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	295,102		
Other deductions or changes	$			
TOTAL DEDUCTIONS FROM NET WORTH			$	(295,102)
NET CAPITAL BEFORE HAIRCUTS			$	197,974
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	16,482		
TOTAL HAIRCUTS			$	(16,482)
NET CAPITAL			$	181,492

PART II

MINIMUM NET CAPITAL REQUIREMENT	$	50,000
TOTAL NET CAPITAL	$	181,492
TOTAL AGGREGATE INDEBTEDNESS	$	563,557
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	311%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	131,492

Verification

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at 12/31/05 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The receivables increased by $ 11,379
- The other receivables – non-allowed increased by $ 8,400
- The other securities increased by $ 22,807
- The non allowed assets of fixed assets increased by $ 8,299
- The prepaid expenses increased by $ 9,714
- The accounts payable increased by $ 16,028
- The retained earnings increased by $ 44,571
- The net capital increased by $ 15,111

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from rule 15c3-3 as of 12/31/05 under rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements is required.

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2005

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 20, 2006

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

We have audited the accompanying comparative balance sheets of Investment Planners, Inc., as of December 31, 2005 and 2004, and the related statements of earnings, stockholder equity and cash flows for the years then ended. These financial statements are the responsibility of the management of Investment Planners, Inc. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2005 and 2004, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Sincerely,
Cameron, Smith & Company

Jay B. Smith, CPA, CFP™
Principal

LIABILITIES AND STOCKHOLDERS' EQUITY	2005	2004
Current Liabilities:		
Accounts payable	$ **64,513**	66,117
Commissions payable	**396,301**	484,361
Deferred compensation payable		58,653
Accrued expenses:		
Wages and payroll tax	**35,845**	33,526
Income taxes	**1,300**	87,442
Profit sharing	**30,000**	13,529
Total current liabilities	**527,959**	743,628
Deferred Income Taxes	**35,598**	55,169
Total liabilities	**563,557**	798,797
Stockholders' Equity:		
Common stock - no par value	**12,375**	12,375
Paid in capital	**10,125**	10,125
Retained earnings	**470,576**	609,672
Total stockholders' equity	**493,076**	632,172
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$ 1,056,633**	1,430,969

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2005 and 2004

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2003	$ 12,375	10,125	411,584	434,084
Net earnings			198,088	198,088
Balance, December 31, 2004	**12,375**	**10,125**	**609,672**	**632,172**
Net earnings (loss)			**(139,096)**	**(139,096)**
Balance, December 31, 2005	**$ 12,375**	**10,125**	**470,576**	**493,076**

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative offices are located in Decatur, Illinois, with branch offices in Indiana and Kentucky. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the declining balance method over five to seven years. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Note 2 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 3 - Related Party Transactions

The Company rents three vehicles from a shareholder and a corporation related to it through common ownership. Such rent payments were $ 33,699 in 2005 and $ 31,763 in 2004.

Note 9 - Deferred Compensation Plan

In 2000, the Company established a nonqualified deferred compensation plan for certain commissioned representatives. The deferred compensation plan payable at December 31, 2005 and 2004 was $ -0- and $ 58,653. At December 31, 2004, the Company had deposited amounts withheld as deferred compensation in a mutual fund, designated for the deferred compensation plan. Total amounts withheld and paid as deferred compensation during the year ended December 31, 2004 were $ 9,616. The Company terminated the plan and paid out all amounts due to representatives during 2005.

Note 10 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its cash balances in one financial institution located in Decatur, Illinois. The balances are insured by the Federal Deposit Insurance Corporation up to $ 100,000. At December 31, 2005 and 2004, the Company's uninsured cash balances totaled $ -0- and $ 224,348, respectively.

Note 11 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease runs through February 2009 with renewal options. The lease is classified as an operating lease. Office lease paid during 2005 was $ 97,500, and in 2004 the amount paid was $ 60,750.

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2005 and $ 2,400 per month in 2004. The lease required non-refundable payments of $ 23,042 upon execution of the lease. Lease expense for 2005 was $ 31, 200 and for 2004 was $ 28,800.

Future lease commitments are as follows:

2006	$ 78,000
2007	78,000
2008	78,000
2009	13,000

Note 12 - Income Tax Expense

Income tax benefit for the year ended December 31, 2005 consisted of:

Current	$ 17,795
Deferred	21,833
	$ 39,628

The current income tax benefit includes a carryback of the 2005 net operating loss.

The deferred income tax benefit is calculated based on timing differences resulting from the use of accelerated depreciation for tax purposes while using straight-line depreciation for financial statement purposes.